Mail Stop 4561

February 21, 2008

VIA USMAIL and FAX (617) 624 - 8999

Mr. Marc N. Teal
Principal Financial Officer
Boston Capital Tax Credit Fund, L.P.
One Boston Place, Suite 2100
Boston, Massachusetts 02108

>   **Re: Boston Capital Tax Credit Fund, L.P.**
>   **Form 10-K for the year ended 3/31/2007**
>   **Filed on 7/16/2007**
>   **File No. 000-17679**

Dear Mr. Marc N. Teal:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda Van Doorn
                                        Senior Assistant Chief Accountant